Digerati Technologies, Inc.

825 W. Bitters RD., Suite 104

San Antonio, TX 78216

November 25, 2019

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digerati Technologies, Inc
Registration Statement on Form S-1
File No. 333-233806

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Digerati Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time on Friday, November 29, 2019, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Digerati Technologies, Inc.

/s/ Antonio Estrada Jr.
Antonio Estrada Jr.
Chief Financial Officer